QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

DaimlerChrysler AG
(Translation of registrant's name into English)

Epplestrasse 225, 70567 Stuttgart, Germany
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F /x/                                Form 40-F / /

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes / /                                No /x/

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           ]

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.
Press Release of DaimlerChrysler AG, dated February 4, 2004, regarding DaimlerChrysler's 2003 operating results

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

1

Press Information

February 4, 2004

Contact:
Thomas Fröhlich, Phone +49 (0)711 17-93311

DaimlerChrysler achieves €5.7 billion operating profit in 2003

•
Operating profit from ongoing business of more than €5 billion

•
Net income of €0.4 billion

•
Group revenues of €136.4 billion

•
Board of Management proposes a dividend of €1.50 per share for 2003

Stuttgart/Auburn Hills - DaimlerChrysler (stock-exchange abbreviation DCX) has announced preliminary figures for the Group's performance in the 2003 financial year. An operating profit of €5.7 billion was achieved (2002: €6.9 billion). This figure included restructuring expenses of €469 million in line with Chrysler Group's turnaround plan that was decided on in 2001, relating to for example the sale or closure of component factories and additional job reductions. On the other hand, operating profit also includes a capital gain of €1.0 billion from the sale of the MTU Aero Engines business unit. Thus, operating profit excluding these two items amounted to €5.1 billion. DaimlerChrysler therefore achieved its own goal for its ongoing business in last year's very difficult market environment.

Net income amounted to €0.4 billion (2002: €4.7 billion), and earnings per share were €0.44 (2002: €4.68). The main reasons for the reduction in net income were the lower operating profit than in the prior year, and the impairment of €2.0 billion on DaimlerChrysler's investment in EADS. This impairment had to be recognized at the end of the third quarter due to United States Generally Accepted Accounting Principles (US GAAP) and the regulations of the United States Securities and Exchange Commission (SEC). However, on December 31, 2003, as a result of the higher EADS share price, the market value of DaimlerChrysler's EADS holding again exceeded the reduced carrying value by around €1.4 billion.

DaimlerChrysler's total revenues in 2003 decreased by 7% to €136.4 billion. Adjusted for currency translation effects, revenues increased by 3%.

The Board of Management proposes to the Supervisory Board that a dividend of €1.50 per share should be distributed for the 2003 financial year (2002: €1.50). The total dividend distribution would then amount to €1.519 billion (2002: €1.519 billion). The final decision on the level of the dividend will be taken at the Annual Meeting, which is to be held in Berlin on April 7, 2004.

DaimlerChrysler will present details of the 2003 consolidated financial statements at the Annual Press Conference on February 19, 2004.

DaimlerChrysler—key figures for 2003

	2003		2002
DaimlerChrysler Group
	US $	€ (euros)	€ (euros)
Revenues, in millions 1)	171,870	136,437	147,368
Operating profit, in millions	7,163	5,686	6,854 2)
Net income, in millions	564	448	4,718 2)
Earnings per share	0.55	0.44	4.68 2)
Proposed dividend		1.50	1.50
1)
Adjusted for currency translation effects increase by 3%

2)
In 2002, one-time effects had a net positive impact on operating profit, net income and eps (e.g. sale of T-Systems).

Currency translation: €1 = US $1.2597 (noon buying rate on December 31, 2003)

This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Internet site

Additional information and news from DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG
By:	/s/ ppa. Robert Köthner Name: Robert Köthner Title: Vice President Chief Accounting Officer
By:	/s/ i.V. Silvia Nierbauer Name: Silvia Nierbauer Title: Director

Date: February 9, 2004

QuickLinks

DAIMLERCHRYSLER AG
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
DaimlerChrysler—key figures for 2003